Exhibit 99.1

Medigus: ScoutCam Appoints Seasoned Hi-Tech Executive Yovav Sameah as Chief Executive Officer

OMER, Israel, March 8, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that ScoutCam Inc (OTCQB:SCTC), Medigus’ subsidiary and a leading developer and manufacturer of customized micro visual solutions and supplementary technologies, appointed Mr. Yovav Sameah as ScoutCam’s new Chief Executive Officer. Mr. Sameah will replace Dr. Yaron Silberman, who will step down to pursue new opportunities.

Mr. Sameah is a senior level executive with extensive hands-on experience in management, business leadership and strategy. He most recently served as CEO of Frontline PCB Solutions, a non-public worldwide leading provider of Pre-Production and Industry 4.0 SW solutions in the PCB industry, presently owned by KLA-Tencor Corp. Prior to Frontline PCB Solutions, he served as Corporate Vice President and Chief Products Officer at Orbotech. Earlier in his career, Mr. Sameah held a wide range of positions from project and product management to senior managerial positions in the electronic components sector as well as the PCB hardware and software components industries.

“I would like to first thank Dr. Yaron Silberman for his significant contribution to ScoutCam over the years. Dr. Silberman played an essential role in laying the groundwork for ScoutCam’s transition from an R&D company to an innovative commercial company,” said Prof. Benad Goldwasser, the Executive Chairman of the Board of ScoutCam.

Prof. Goldwasser added, “I’m glad to welcome Mr. Sameah as ScoutCam’s new CEO. Mr. Sameah has vast experience in leading global hi-tech companies and has a proven ability to generate significant worldwide sales. ScoutCam is now ripe to graduate from its status as an R&D phase company, and we will look to Mr. Sameah to apply his talents and navigate us forward as we transition to a fully-commercialized international company with sales and customers across various industries. I am confident that he will become a significant addition to our management team. This appointment follows a series of new appointments to ScoutCam’s leadership as well as to its board of directors. We are excited to benefit from the expansive network and base of knowledge of our newly established team and believe their contribution to ScoutCam will be invaluable.”

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing effective transition of ScoutCam’s outgoing chief executive officer in place of our new, incoming chief executive officer, ScoutCam’s ability to maximize the economic potential and monetize the technology covered in the press release, the material and positive effect ScoutCam’s incoming chief executive officer will have on the business and operations, ScoutCam’s ability to effectively transition from an R&D phase company to a profitable, commercialized company. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com